                                   Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20459

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                   (Check One):
[ ] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ x ] Form 10-QSB  [ ]
Form N-SAR
      For Period Ended: December 31, 2003
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

      Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

      COGNIGEN NETWORKS, INC.
      (Full name of Registrant)

      7001 SEAVIEW AVENUE NW, SUITE 210
      (Address of Principal Executive Office)

      SEATTLE WASHINGTON 98117
      (City State Zip)

Part II. Rules 12b.25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X     (b) The subject  annual  report,  semi-annual  report,  transition  report on
         Form  10-K,  Form  10-KSB,  Form  20-F,  11-K or Form  N.SAR,  or  portion thereof will be filed on or before the  fifteenth  calendar day  following the  prescribed  due date; or the subject  quarterly  report or transition report on Form 10-Q or Form  10-QSB,  or portion  thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b.25(c)
          has been attached if applicable.

Part III. Narrative

State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q and 10-QSB,  N-SAR or the transition  report or portion thereof could not be filed within the prescribed time period.

      See attached.

Part IV. Other Information

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

               Gary L. Cook                     (303)             748-6305
                (Name)                       (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under section 13 or 15(d) of the
     Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X ] Yes             [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?

                                           [ ] Yes              [X]No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.

                              Cognigen Networks, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 17, 2004        /s/ Gary L. Cook, Senior Vice President, Treasurer
                                   and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION
      Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTIONS

1.   This form is  required by Rule  12b-25 (17 CFR  240.12b-25)  of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed  original and four conformed  copies of this form and amendments thereto  must be  completed  and filed  with the  Securities  and  Exchange
     Commission,  Washington,  DC  20549,  in  accordance  with  Rule 0-3 of the
     General Rules and Regulations  under the Act. The information  contained in or filed  with  the form  will be made a matter  of  public  record  in the commission files.

3.   A manually  signed copy of the forma and amendments  thereto shall be filed with each national  securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

5.   Electronic Filers:  This form shall not be used by electronic filers unable to timely  file a report  solely  due to  electronic  difficulties.  Filers unable  to  submit  reports  within  the  time  period  prescribed  due  to difficulties  in  electronic  filing  should comply with either Rule 201 or
     Rule 202 of  Regulation  S-T  (Section  232.201 or Section  232.202 of this chapter) or apply for an  adjustment  in filing date pursuant to Rule 13(b)
     of Regulation S-T (Section 232.13(b) of this chapter).

                              ATTACHMENT TO FORM 12B-25

   REGISTRANT:  Cognigen Networks, Inc.

   PART III - NARRATIVE

   The  Registrant's  Board of Directors  wanted to assure that all  accounting and disclosure  issues  were  properly  addressed,  which  delayed the filing of the
   Registrant's Form 10-QSB for the quarter ended December 31, 2003.

   PART IV - OTHER INFORMATION

   Registrant  will incur income from  operations  of $248,689 for the three months ended  December 31,  2003,  compared to income from  operations  of $248,410 for the three months ended December 31, 2002.